FORM 6-K
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 and 15d-16 under the Securities Exchange
Act of 1934


For the Month of January 2003

Commission File No.  0-30720



                    RADIUS EXPLORATIONS LTD.
         (Translation of registrant's name into English)

 355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
           FORM 20-F __X__            FORM 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
                 YES _____              NO  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      RADIUS EXPLORATIONS LTD.
                      (Registrant)

Date: January 31, 2003
By:  /s/ Simon Ridgway
     SIMON RIDGWAY, Director & President